October 26, 2012

Division of Corporate Finance
Mail Stop 3561
United States Securities & Exchange Commission
100 F Street North East
Washington, D.C.  20549-3561
Att: Mr. Andrew D. Mew, Accounting Branch Chief

Re:	Omagine, Inc. Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2011 Filed May 17, 2012 File No. 001-16419

Dear Mr. Mew:

This letter responds to comments contained in the Staff letter dated October 5, 2012 addressed to Mr. Frank J. Drohan, the Company’s Chief Executive Officer, with respect to the Company’s filing on May 17, 2012 of Amendment No. 1 to the Company’s Report on Form 10-K for the Fiscal Year Ended December 31, 2011 (“10-K Filing”).

We have replied on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies. Comment numbers refer to the numbers set forth in the Staff letter.

Item 1. Business, page 4

1.
We direct your attention to paragraph 3 on page 12. We note your disclosure projecting $900 million dollars of positive cash flows over the seven year period subsequent to the signing of the Omagine Project development agreement. We are unclear the basis as well as the appropriateness to provide such a projection in light of your limited operating history and existing business conditions. We believe it is very difficult, if possible, to reasonably project financial information for any forecasted period more than twelve periods from the most recent historical financial statements presented even with an entity with substantive operations. If you consider revising the disclosure to cover solely the twelve months forecasted financial information from the most recent historical financial statements, please explain and disclose your basis for presenting such projection including the assumptions used to support your projection or revise to remove your disclosures. Reference is made to Item 10(b) of Regulation S-K.

Response

As stated in the 10-K Filing and other reports, the basis for the disclosure projecting the $900 million dollars is the Company’s internal financial model for the Omagine Project (the ”FM”).

In order to determine the appropriateness of providing such a projection, the Company looked to the guidance given in Item 10(b) of Regulation S-K relating to such disclosures (the “10(b) Guidance”). The 10(b) Guidance states in relevant part as follows: “The period that appropriately may be covered by a projection depends to a large extent on the particular circumstances of the company involved. For certain companies in certain industries, a projection covering a two or three year period may be entirely reasonable. Other companies may not have a reasonable basis for projections beyond the current year. Accordingly, management should select the period most appropriate in the circumstances. In addition, management, in making a projection, should disclose what, in its opinion, is the most probable specific amount.”

The structure, inputs and outcomes reflected in the FM were initially developed by the financial department of J&P (Overseas) Ltd (“J&P”) and has been updated and expanded by a consultant to the company who was formerly an investment banker specializing in banking and real estate at Lehman Brothers. J&P is an Athens, Greece based international real estate development and construction firm with approximately one billion dollars in annual revenue and with significant real-estate development activities in Europe and the Middle East. Among other things, J&P developed, built, owns and operates several hotels in Europe and the Middle East – including several hotels under the Intercontinental Hotel brand.

The construction costs in the FM have been recently updated to include an extensive costing analysis done by our partner (and the designated construction contractor for Omagine) Consolidated Contractors International Company, SAL, (“CCC”) which is a 60 year old Lebanese multi-national company headquartered in Athens, Greece. CCC has approximately five and one-half (5.5) billion dollars in annual revenue and one hundred twenty thousand (120,000) employees worldwide. It has operating subsidiaries in, among other places, every country in the Middle East, in the United States and in several European and Asian countries.

We also engaged the services of a prominent and well respected local Omani quantity survey / cost analysis firm (Majan Engineering Consultants) to independently verify the recent CCC costing analysis. The updated costing analysis was supervised and assembled by our primary, program management & engineering consultant, Michael J. Baker Corp. of Pittsburgh, PA.

Revenue figures for the FM were derived from information gleaned from several international real estate companies who have local offices in Oman, from other Omani developers, and from local Omani banks.

The Company’s president, Frank Drohan, has a significant amount of prior experience in the real-estate development and construction fields. He was the Chief Executive Officer and sole shareholder of Rif International Corp., a construction company which was ultimately acquired by the Company. Rif was active in the Middle East from 1977 to 1986, (primarily in Libya until 1983) and was the exclusive builder/agent in Libya for National Steel Products Co. of Houston, Texas (a major manufacturer of pre-fabricated steel buildings). Rif received numerous awards from National Steel including “Builder of the Year” awards in 1978 and 1979.  Rif was headquartered in New York with branch offices in Rome, Italy, Benghazi, Libya and Tripoli, Libya. Rif employed approximately 350 employees in its Libyan construction activities during this time period. It designed and built numerous projects in different parts of Libya for Mobil Oil, the Government and private companies, including 1 million square feet of refrigerated storage buildings in the Sahara Desert for the Ministry of Agriculture, and a twin position 747 hanger at Tripoli International Airport (at the time, the largest clear span prefabricated steel building in the world). Because of U.S.-Libya political unrest, Rif assigned its then existing Libya contracts to J&P and withdrew from Libya in 1983 having conducted approximately $50 million of business during its time there. In 1982/3 Mr. Drohan acquired, renovated and re-sold a 5 story Landmark brownstone building in New York City. From 1982 to 1985 Mr. Drohan was the Chairman and 50% shareholder of Falcon Development Corp, a Houston, Texas based real-estate developer. Falcon acquired land, and designed, built and sold luxury million dollar + housing and townhomes in Houston, Texas.

It is management’s view that the nature of the real estate development business for projects such as the Omagine Project is such that, in order for any projections to be meaningful, they must be made for the period constituting the design, development and construction phases plus the first year of project operations. In our case we estimate this to be approximately 6 to 7 years subsequent to the time Omagine LLC signs the Development Agreement with the Government of Oman. Typically a real estate development project’s cash flow and earnings profile would indicate an initial expenditure of shareholder capital (and possibly bank borrowings) for land acquisition. This is then followed by expenditures of shareholder capital and bank borrowings for the design, development and construction costs. Pre-sales of properties may or may not occur, but typically only after substantial completion of the initially developed properties are completed and bank borrowings are repaid, is income and cash flow first generated for the developer. Ongoing sales of units developed and/or ongoing operations of developed properties continue to supply cash flow and earnings thereafter. So, the earnings curve at Omagine LLC is skewed toward the middle and end of the 5 to 6 year development/construction cycle while initially assets are being built and recorded on the balance sheet. Usually operating losses are incurred initially and later the positive cash flow and earnings occur.

In the case of the Omagine Project, two very substantial and financially material differences exist with respect to the aforesaid typical scenario.

First: – There are no initial up-front land acquisition costs. Land acquisition costs will be paid by Omagine LLC to the government on a deferred basis (and only after such land has been developed and sold to third parties by Omagine), and at a dramatically reduced cost relative to market value (approximately 10% of today’s market value). The Omagine Site (conservatively valued at approximately $600 million) will be delivered to Omagine LLC at no charge. Only after properties on the site have been developed, sold and paid for, is Omagine liable to pay the highly discounted land acquisition cost for such transferred property to the Government. This greatly enhances Omagine LLC’s future cash flows while simultaneously greatly reducing (and deferring) its land acquisition costs.

Second – At the time of the first debt financing (the “Financing Date”), Omagine LLC will become obligated to pay Omagine, Inc. approximately $20 million, as follows: (i) $7 million on the Financing Date, (ii) $3 million per year in each of the 4 years after the Financing Date, and (iii) $1 million in the fifth year after the Financing Date. These payments to Omagine, Inc. will provide a source of revenue and earnings at Omagine, Inc. during the time the project is experiencing its maximum initial development costs.

Also we have been careful to include disclaimers in the paragraph where the disclosure appears – and to repeat it in other sections of the 10-K Filing – specifically stating that: “It is virtually certain that the various components of the financial model – and therefore the estimates of total cash flow and net present value – will change from time to time in line with market fluctuations and as the project unfolds.”

As of the date hereof, we have arranged for approximately $70 million of capital for Omagine LLC which is memorialized by the legally binding shareholder agreement filed with the SEC on November 8, 2011 as an exhibit to the Company’s quarterly Report on Form 10-Q for the period ended September 30, 2011 (a reference copy was also filed as an exhibit to the Company’s current Report on Form 8-K filed with the SEC on May 31, 2011).

In addition to CCC, our other partner in Omagine LLC is Qaboos bin Said, the Sultan and ruler of Oman. The Company and Omagine LLC have been very actively operating in Oman, Dubai, Qatar and the U.S. during the past few years by, among other things, securing the land rights, interfacing with various Omani Government Ministries, negotiating the final DA with the Ministry of Tourism, securing substantial partners (CCC and the Sultan), securing program management, engineering and architectural firms (Baker), undertaking & completing design & architectural work; negotiating with and securing initial financing interest from six of the largest regional banks, securing an offer as our financial advisor from several of these banks and from an international bank (BNP Paribas), and negotiating and finalizing the Shareholder Agreement.

Based on the foregoing and on our extensive knowledge of local conditions in Oman, management’s broad prior experience in the Middle East, and the expertise of our partners (CCC) and the Royal Court (RCA), we have a reasonably high degree of confidence in the FM’s reliability.

We are of the opinion therefore that the projections contained in the 10-K Filing are reasonable and appropriate in view of the surrounding circumstances and when viewing the Company’s activities as a whole and that no change to our disclosures in the 10-K Filing is required. The 10(b) Guidance also states in relevant part as follows: “Since a registrant's ability to make projections with relative confidence may vary with all the facts and circumstances, the responsibility for determining whether to discontinue or to resume making projections is best left to management. However, the Commission encourages registrants not to discontinue or to resume projections in Commission filings without a reasonable basis.”

Notwithstanding the foregoing, we agree with the Staff’s comment that it is difficult to predict project financial information for any forecasted period more than twelve periods from the most recent historical financial statements. In view of the foregoing narrative however, we are of the opinion that a 12 month projection would be of little or no value in our case. Although we acknowledge that an alternative viewpoint is not unreasonable, we continue to believe that the preponderance of the facts and probabilities favor the disclosure as we have made it.

Item 9A. Controls and Procedures, page 26

2.
Your disclosure does not comply with the requirements within Items 307 and 308 of Regulation S-K. For instance, the disclosure within paragraphs 1, 5, 6 and 7 appears to partly address the internal controls over financial reporting (“ICFR”) requirements within Item 308 while the disclosure within paragraphs 3 and 4 appears to partly address the disclosure control and procedures (“DCP”) requirements within Item 307. The disclosure within paragraph 2 attempts to address both Item 307 and 308 requirements. We also note in paragraph 4 that you carried out an evaluation of DCP; however, you have not provided management’s assessment of the effectiveness of your DCP as required under Item 307 of Regulation S-K. Please amend your filing to clarify your disclosures and provide the required disclosure regarding the evaluation of DCP accordingly. We remind you that management’s assessment of the effectiveness of DCP is a separate different disclosure from and must be provided in addition to, management’s assessment of the effectiveness of ICFR and that DCP and ICFR cannot be referred to interchangeably.

Response

The Company will amend its 10-K Filing to revise Item 9 A. Controls and Procedures as follows:

Item 9A. Controls and Procedures.

Management’s Evaluation of Disclosure Controls and Procedures

The Company's disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in this report is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.  Such controls also include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of management, including the Company's chief executive and financial officer, the Company carried out an evaluation of the effectiveness of the design and operation of such disclosure controls and procedures as of the end of the period covered by this report (the “DCP Evaluation”).

Based on this DCP Evaluation, the Company’s chief executive and financial officer has concluded that our disclosure controls and procedures were effective as of December 31, 2011.

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(1) Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the registrant;

(2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the registrant are being made only in accordance with authorizations of management and directors of the registrant; and

(3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the registrant's assets that could have a material effect on the financial statements.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2011 (the “ICFR Evaluation”). The ICFR Evaluation was conducted in accordance with the interpretative guidance issued by the SEC in Release No. 34-55929 and management has used a framework set forth in the report entitled “Internal Control -- Integrated Framework” published by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission to evaluate the effectiveness of the Company’s internal control over financial reporting.  The Company has adopted a web-based software solution in order to automate and streamline its compliance program and to enable the Company to document and assess the design of controls, track the testing of their effectiveness and locate and remedy any deficiencies in the internal controls over financial reporting.

Management’s Assessment

Based upon the ICFR Evaluation, management’s assessment and conclusion is that (i) the Company's internal control over financial reporting as of December 31, 2011 was effective, (ii) the Company’s internal control over financial reporting continues to be effective, and (iii) there were no material weaknesses in either the design or operation of Omagine’s disclosure controls and procedures as of the end of the period covered by this report. The ICFR Evaluation did not identify the occurrence during the fourth fiscal quarter of 2011 any change in the Company's internal control over financial reporting that materially affected or is reasonably likely to materially affect, the Company’s internal control over financial reporting. These conclusions were communicated to the Audit Committee.

Attestation Report of the Registered Public Accounting Firm

Omagine, Inc. is a non-accelerated filer and is required to comply with the internal control reporting and disclosure requirements of Sections 404 and 302 of the Sarbanes-Oxley Act.  This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permanently exempt smaller reporting companies from such attestation requirement.

Changes in Internal Control Over Financial Reporting

There were no changes during the Company’s fourth fiscal quarter of 2011 that materially affected, or were reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 36
Related Party Payables, page 37

3.	Please revise to provide the information required by Item 404 of Regulation S-K for the related party payables referenced in this section. Please see Item 404(a) and (d) of Regulation S-K.

Response

The Company will amend its 10-K Filing to revise Item 13, Certain Relationships and Related Transactions, and Director Independence as follows:

Related Party Payables

At December 31, 2011, the Company has included $1,024,802 of related party payables in its balance sheet. This amount consisted of notes and accrued interest payable, unpaid salary and unreimbursed expenses due to officers and directors of the Company.

Such $1,024,802 of related party payables are due and owing as follows:

1.      Notes and accrued interest payable due to officers and directors of the Company:
Dec. 31,
2011
Due to Frank J. Drohan, a director and the president of the Company, interest at 8%, due on demand, convertible into common stock at a conversion price of $2.00 per share:
Principal	$192,054
Accrued interest	51,649

Due to Charles P. Kuczynski, a director and the secretary of the Company, interest at 8%, due on demand, convertible into common stock at a conversion price of $2.00 per share:
Principal	39,961
Accrued interest	10,747

Due to Louis J. Lombardo, a director of the Company, interest at 10%, due on demand, convertible into common stock at a conversion price of $2.50 per share:
Principal	150,000
Accrued interest	18,685

Totals	$463,096

2.      Unpaid salary and unreimbursed expenses due to officers and directors of the Company:

December 31,
2011

Due to Frank J. Drohan, a Director and the President of the Company	$298,114
Due to Charles P. Kuczynski, a Director and the Secretary of the Company	139,250
Due to William Hanley, the Controller of the Company	110,592
Due to Louis J. Lombardo, a Director of the Company	4,750
Due to Kevin O'C. Green, a Director of the Company	8,500
Due to Salvatore J. Bucchere, a Director of the Company	500

Totals	$561,706

Report of Independent Registered Accounting Firm, page F-1

4.
We note that your December 31, 2011 and 2010 financial statements were audited by Michael T. Studer, CPA LLC and that effective September 7, 2012, the Public Company Accounting Oversight Board ("PCAOB") imposed sanctions on Michael T. Studer, CPA P.C. (the “Firm”) and Michael T. Studer, CPA (“Studer”). You can find a copy of the Order that Studer is required to provide to you under the terms of the Order at http://pcaobus.org/Enforcement/Decisions/Documents/09072012_Studer.pdf. Those responsible for the appointment and retention of the external auditor are encouraged to read the PCAOB Order and carefully consider the information contained therein.

Under the terms of the Order, Studer may not issue or reissue audit reports under certain circumstances for a period of time until the terms of the Order are met. Until such time that Studer is able to issue audit reports without restriction, to the extent the company otherwise plans to retain Studer as the certifying accountant, the company should first consider whether Studer is permitted to issue or reissue an audit report on the company’s financial statements to be included in your filings with the Commission.

Should you decide to change certifying public accountants due to the PCAOB Order, please provide the information required by Item 304 of Regulation S-K for a change in your certifying accountant in Item 4.01 of Form 8-K and in other forms, and disclose that under certain circumstances the PCAOB barred Studer from issuing or reissuing audit reports for a period of time until the terms of the PCAOB Order are met. We believe the bar on the accountant’s ability to issue or re-issue PCAOB audit reports would be pertinent disclosure along with other disclosure requirements including whether the former accountant resigned, declined to stand for re-election or was dismissed.

Response

We are aware of and have read the Order relating to sanctions imposed by the PCAOB on the Firm and on Studer. We have determined that pursuant to the terms of the Order, the Firm is not permitted to issue an audit report for an issuer subject to the attestation and reporting requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 as amended and because we are not subject to the attestation requirements of Section 404(b), the Firm  is permitted to issue and reissue an audit report on the Company’s financial statements to be included in our filings with the Commission.

Since it is permitted by the Order, the Company intends to retain Michael T. Studer, CPA P.C. to perform its 2012 quarterly financial statement reviews and the audit of its financial statements for the fiscal year ended December 31, 2012. At the time we change our certifying public accountants the Company will of course make the proper filings as indicated by the Staff comment.

Financial Statements and Notes

5.
We note you have no operations and it appears you conduct solely development stage activities under the scope of ASC 915-10-05-2. In that regard, explain to us why you did not present development stage enterprise financial statements in accordance with ASC 915.

Response

We do not concur that we have no operations or that we are conducting solely development stage activities under the scope of ASC 915-10-05-2. While we have conducted some of the activities listed under the scope of ASC 915-10-05-2, we have also conducted and continue to conduct substantial other activities outside of the scope of ASC 915-10-05-2.

We note that under “Other Considerations” in ASC 915-10-05 (c)(3), it is stated as follows:

The guidance in the Development Stage Entities Topic does not:

c. Change GAAP currently applicable to established operating entities that are not explicitly addressed in another Topic. For example, this Topic does not change GAAP applicable to the following:

3. Established operating entities in the real estate industry in developing their properties.

We further refer you to our reply to comment #1 above, in which the credentials of the Company’s Chief Executive Officer and parties involved in the Oman Project suggest that the Company is quite capable of succeeding in getting the project started and completed, and therefore should not be considered a development stage entity.  That is because there are usually questions concerning the ability to carry out an entity’s plans when that entity is a “development state entity”. In addition, the narrative in the below paragraphs provides additional background in support of why the Company should not be considered in the “development stage.”

In October 2005 the Company acquired Journey of Light, Inc. (“JOL”) which was the company that had conceived what was to become the Omagine Project. At that time the Company had two other subsidiaries – Ty-Breakers Corp. (“TYB”) and Contact Sports, Inc. (“Contact”) both of which were operating companies with modest revenue. The Company subsequently wound down and closed the businesses of both TYB and Contact while simultaneously the Company accelerated the design, engineering and promotion of the Omagine project under JOL, and later under its present operating subsidiary in Oman – Omagine LLC.

From 2006 through the date hereof, first JOL, and then Omagine LLC, have been active in the marketing, design and engineering of the Omagine Project and in the negotiations with various Ministries of the Oman Government with a view toward signing a development agreement between Omagine LLC and the Oman Government. Simultaneously therewith (i) substantial engineering, architectural and design work was undertaken and completed, and (ii) a written agreement was negotiated and concluded with CCC and RCA with respect to Omagine LLC (see our reply above to Comment #1). Contact and TYB had operations and revenues through the end of 2007 and they were both thereafter merged with and into Omagine, Inc. in March 2008.  JOL had $1million of revenue in 2006. Omagine LLC was organized in Oman in 2009 and thereafter carried on the local Omani operations relative to the Omagine Project previously conducted by JOL. Omagine LLC was incorporated in Oman in November 2009 and has maintained an office in Muscat since that time. For the past several years, management staff and Omagine consultants have spent approximately ten months per year in Oman and the GCC region.

As disclosed in extensive detail in our SEC filings since 2006, the normally leisurely and unhurried pace of negotiations with the Government of Oman (or any Middle-Eastern government) finally resulted in an approved Development Agreement with the Government of Oman – but then a series of events (which in hindsight can only be described as force majeure events) began to occur which greatly exacerbated the delays by the Oman Government: (i) the worldwide financial crisis began in 2008 and essentially froze all government negotiating activity for almost 2 years; (ii) our primary negotiating partner, the Minister of Tourism, fell gravely ill in early 2010 and became unavailable and ultimately passed away in February 2011; (iii) a new Minister of Tourism was appointed in March 2011; (iv) that 2nd Minister of Tourism was replaced in May 2011 by a third Minister of Tourism, (v) the Arab Spring uprisings began in early 2011 capturing all Ministers’ attention for over a year; (vi) the Third Minister of Tourism was in turn replaced by the present (4th) Minister of Tourism; (vii) the European sovereign debt crisis came into full view.

We do not recount these events here to solicit consideration but merely to record the facts and demonstrate that the highly unusual intervening events do not constitute a lack of Company operations. Given these events and the nature of the development cycle as described above, we believe that the absence of revenue for any period does not constitute an absence of operations for such period. Indeed, a portion of our planned principal operations of design & engineering have commenced and there has been $1 million of revenue generated as a result of our real-estate development operations. While the aforesaid $1 million of revenue will not be as material when measured against anticipated future revenues expected from Omagine, it is unquestionably material when measured against the Company’s historical results. When taken as a whole, we believe that our real estate development activities in and outside of Oman over the past many years demonstrate that the Company does not fall within the definition of a Development Stage Entity as specified in ASC 915-10-20..  As of the date hereof, we have overcome all of the aforementioned obstacles and we expect to sign the development agreement with the Government before the end of the first quarter in 2013.  Much of this narrative – and more - has been disclosed in our previous filings with the Commission.

If Omagine LLC were to fail to sign the DA with the Government prior to the end of the first quarter of 2013, we would agree that, in such an event, the Company could reasonably be deemed to have become a “development stage entity” during 2012. In such an event (which we do not presently anticipate) we would prepare and present the Company’s 12/31/2012 financial statements as required for a  development stage enterprise in accordance with ASC 915. We are of the opinion however that the financial statements as contained in the 10-K Filing are correctly stated and appropriate in view of the surrounding circumstances and that the Company should not present its 2011 results as development stage enterprise financial statements in accordance with ASC 915 as that would be misleading. When viewing the Company’s activities as a whole no change to the presentation of our financial statements contained in the 10-K Filing is required but such a change may, depending upon events, be required for the Company’s 12/31/2012 financial statements to be contained in the Company’s report on Form 10-K for the fiscal period ended December 31, 2012.

The Company hereby acknowledges the following:

•	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your timely consideration of these matters in your review of the filing mentioned above.

Very truly yours,

By:	/s/ Frank J. Drohan
Frank J. Drohan
President and Chief Executive Officer